                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K

(Mark One)

 {X} ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended           December 31, 1999
                                ---------------------------------

                                             OR

 { } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        Commission File Number               0-14951
                                             -------


                    BUTLER INTERNATIONAL, INC. 401(k) PLAN
                    --------------------------------------
                              (Full name of plan)


                          BUTLER INTERNATIONAL, INC.
                          --------------------------
            (Exact name of registrant as specified in its charter)


            MARYLAND                             06-1154321
            --------                             ----------

          (State or other jurisdiction of        (I.R.S. Employer
          incorporation or organization)         Identification No.)


                 110 Summit Avenue, Montvale, New Jersey 07645
                 ---------------------------------------------
              (Address of principal executive offices) (Zip Code)


       Registrant's telephone number, including area code (201) 573-8000
                                                          --------------



Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X  .   No      .
    -----       -----

BUTLER INTERNATIONAL, INC.
401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page
                                                                           ----

INDEPENDENT AUDITORS' REPORT                                                  3

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits as of December 31,
     1999 and 1998                                                            4

     Statement of Changes in Net Assets Available for Benefits for the year
     ended December 31, 1999                                                  5

     Notes to Financial Statements                                          6-9

SUPPLEMENTAL SCHEDULE:

     Schedule of Assets Held for Investment

     Purposes at December 31, 1999                                           10

Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.

EXHIBIT 1 - Independent Auditors' Consent                                    11

INDEPENDENT AUDITORS' REPORT


Trustees
Butler International, Inc.
401(k) Plan
Montvale, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Butler International, Inc. 401(k) Plan ("the Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
-------------------------
Parsippany, New Jersey
June  23, 2000

BUTLER INTERNATIONAL, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
(In thousands)
------------------------------------------------------------------------------------------------------------------------------

                                                                                             1999                 1998
                                                                                             ----                 ----
ASSETS:

Investments at fair value / face value (Note F)                                             $ 46,548                 $ 42,888
Contributions receivable, employees                                                               77                      101
Contributions receivable, employer                                                               371                      657

                                                                                   ------------------       ------------------
         Total Assets                                                                         46,996                   43,646
                                                                                   ------------------       ------------------

LIABILITIES:

Accrued expenses                                                                                   -                       15
                                                                                   ------------------       ------------------

         Total Liabilities                                                                         -                       15
                                                                                   ------------------       ------------------

NET ASSETS AVAILABLE FOR BENEFITS                                                           $ 46,996                 $ 43,631
                                                                                   ==================       ==================



See notes to financial statements.

BUTLER INTERNATIONAL, INC.
401(k) PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999
(In thousands)
-----------------------------------------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Contributions from employees                                                                        $ 7,249
    Contributions from employer                                                                           1,671
    Investment income                                                                                       432
    Net realized and unrealized appreciation in
       fair value of investments                                                                          3,448
                                                                                              -----------------

       Total Additions                                                                                   12,800
                                                                                              -----------------


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants                                                                         9,334
    Investment and administrative management fees                                                           101
                                                                                              -----------------

       Total Deductions                                                                                   9,435
                                                                                              -----------------

NET INCREASE IN NET ASSETS AVAILABLE FOR
    BENEFITS                                                                                              3,365

NET ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF YEAR                                                                                    43,631
                                                                                              -----------------

NET ASSETS AVAILABLE FOR BENEFITS,
    END OF YEAR                                                                                        $ 46,996
                                                                                              =================





See notes to financial statements.

BUTLER INTERNATIONAL, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

A. PLAN DESCRIPTION

         The following description of the Butler International, Inc. 401(k) Plan ("Plan") provides only general information. Participants should refer to the plan document for a more detailed description.

General:

         In November 1989, Butler Service Group, Inc. ("the Company") established the 401(k) Plan which was adopted by its wholly-owned subsidiaries. The Plan is a continuation of the Butler Service Group, Inc. Investment Savings Plan and is designed to provide an incentive for employees of the Company to save regularly through payroll deductions and possible matching contributions by the Company. All employees are eligible to participate in the Plan. The total number of participants with account balances were 2,486 and 2,674 at December 31, 1999 and 1998, respectively.

Contributions:

         A participant in the Plan has the choice of saving on a before-tax basis, by payroll deduction, any amount from 1% to 20% (in whole percentages) of total payroll each payroll period, an "elective deferral contribution." By law, the elective deferral contribution, per participant, under this Plan and all similar plans is limited during any calendar year. In addition, the elective deferral contribution for a highly compensated employee (an employee earning over $80,000 for 1999), during the year relative to the elective deferral contributions of other participants of the Plan could exceed the amount permitted by law. Should this occur, the elective deferral contributions of the highly compensated employees may be reduced during the Plan year to the extent necessary to satisfy the legal limitation or any excess deferral contributions may be recharacterized or refunded after the end of the Plan year. Refunds to highly compensated employees for the Plan years 1999 and 1998 were $142,134 and $312,492, respectively.

         The Company is not required to make any contributions to the Plan, but the Company may decide, at its sole discretion, to make a matching contribution for a Plan year. For any Plan year that the Company decides to make a matching or partial contribution, it will deposit in the Butler International, Inc. Stock Fund an amount which will be allocated in proportion to the elective deferral contributions made by the Plan participants for that Plan year. In 1999 and 1998 the Company made contributions of approximately $1,129,000 and $1,014,000, respectively, to the Plan in accordance with a customer contract, which was funded by the customer. In 1999 and 1998, the Company made matching contributions of approximately $544,000 and $543,000, respectively.

         Participants may request changes to their elective deferral contribution rate or discontinue their contributions through the Plan's voice response system. The changes or discontinuance will be effective as soon as it is administratively feasible.

Participant Accounts:

         Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus the actual earnings thereon is based on years of service. A participant is 100 percent vested after six years of service. A participant is 100 percent vested in additional discretional matching contributions after three years.

Investment Options:

         There are currently fifteen investment funds offered under the 401 (K) Plan - the Norwest Stable Value Fund, which is a portfolio of assets issued by highly-rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies; the Prudential Intermediate Global Income Fund, which invests primarily in debt issued by the U.S. and foreign governments, and supranational entities; the AIM Balanced Fund, which normally invests between 30% and 70% of assets in equities, and the balance in investment-grade fixed-income securities; the Prudential Stock Index Fund, which normally invests at least 80% of assets in securities on the S&P 500 index; the MFS Emerging Growth Fund, which normally invests 80% of assets in common stocks of small and medium-size companies; the Alliance Quasar Fund, which pursues aggressive investment policies and invests primarily in equity securities; the Templeton Foreign Fund I, which invests primarily in stocks and debt securities of companies and governments outside of the U.S.; the Butler International Stock Fund, which is a qualified employer security under ERISA; the Prudential Government Income Fund, which invests at least 65% of assets in U.S. government securities and 20% of assets in high quality money market instruments; the Prudential High Yield Fund, which normally invests at least 80% of assets in fixed-income securities rated below A but no lower than B and up to 20% of assets in U.S. dollar-denominated foreign-debt securities; the Fidelity Advisor Growth Opportunities Fund, which invests at least 65% of assets in equity securities of companies that management believes have long-term growth potential and fixed income securities; the Prudential Equity Fund, which invests primarily in common stocks of major, established corporations and also preferred stocks, convertibles, debt securities, and up to 30% in foreign issues; the Fidelity Advisor Strategic Opportunities Fund, which invests at least 65% of assets in equities of companies believed by management to involve a special situation and up to 30% of assets in foreign securities; the Prudential World Global A, which invests primarily in domestic and foreign common stocks, and preferred stocks, rights, warrants, convertibles, bonds and other debt securities; and the Seligman Henderson Global Smaller Company Fund, which normally invests at least 65% of assets in equities by small to medium sized companies domiciled in at least three countries, including the U.S. , as well as 25% in preferred stocks and investment grade debt that offer capital appreciation potential.

Payment of Benefits:

         Participants may withdraw funds while employed only from accounts in which they are fully vested after attaining age 59 1/2. Prior to attaining age 59 1/2 a withdrawal may be made for financial hardship. Only one withdrawal may be requested during any Plan year for reasons other than financial hardship. The minimum amount available for a withdrawal is $500. If the participant has an outstanding loan, the amount of funds available for withdrawal may be limited. A participant will have a 100% vested interest in all accounts upon retirement at or after age 65, in the event of a permanent disability or in the event of death prior to termination of employment. Upon termination of employment, the value of the vested accounts will be paid in a lump sum.

Participant Loans:

         Participants may borrow up to 50% of the vested portion of their account balance, subject to a maximum of $50,000. Only one loan will be granted at a time and must be repaid in full before another loan can be requested. The minimum loan amount is $1,000. Loans are subject to an interest. The current interest rate is Prime plus 1%. Loans must be repaid within such period as agreed to by the participant and the Plan's administrative committee, up to a maximum of five years. However, if the loan is made for the purchase or construction of the participants principal place of residence, the repayment period may be longer than five years. Repayments will normally be made through payroll deductions.

Plan Termination:

         Although the Company has not expressed any intent to do so, in the event the Plan is terminated, all participants will be 100% vested in all their accounts and benefits will be payable strictly under the terms of the Plan. Benefits under defined contribution plans of the 401(k) type are not insured by the Pension Benefit Guaranty Corporation.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying financial statements are prepared on the accrual basis of accounting and are presented in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA").

         Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

C.  BENEFITS PAYABLE

         The amounts payable to the Plan participants who have terminated or withdrawn from the plan were $0 and $1,071,752 at December 31, 1999 and 1998, respectively. Refunds payable to highly compensated employees for the Plan years 1999 and 1998 were $142,134 and 312,492, respectively.

D.  TAX STATUS

         The Internal Revenue Service has determined that the Plan is a qualified plan under Section 401(a) of the Code with an associated trust exempt from tax under Section 501(a). The most recent favorable letter of determination on the qualified status of the Plan was issued by the Internal Revenue Service ("IRS") on April 22, 1996. The Plan sponsor and the Plan's tax counsel believe that the Plan as currently designed and operated is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, there is no provision for income taxes in the financial statements.

E.  ADMINISTRATION OF PLAN ASSETS

         Through June 1998, contributions were held and managed by PaineWebber, Inc. ("the trustee"), which invests cash received, interest and dividend income and makes distributions to participants. The trustee also administers the payment of interest and principal on the participant loans. Effective June 1998, the Plan trustee was changed to the Prudential Bank and Trust Company.

         Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain plan administration expenses are borne by the Plan.


 F. PLAN INVESTMENTS

    Plan investments as of December 31, 1999 are summarized as follows:

         Emerging Growth Fund *                                       $  12,718
         Norwest Stable Value Fund 65 *                                   8,829
         Butler International, Inc. Common Stock *                        6,419
         AIM Balanced Fund A *                                            5,072
         Fidelity Advisor Growth Opportunities Fund *                     4,192
         Templeton Foreign Fund A *                                       3,959
         Prudential Stock Index Fund Z *  **                              3,707
         Loans to participants                                              802
         Prudential Global Growth Fund A **                                 197
         Prudential Equity Fund A **                                        158
         Fidelity Advisor Strategic Opportunity Fund T                      150
         Prudential High Yield Fund A **                                    103
         Seligman Henderson Global Small Company Fund                        82
         Prudential Government Income Fund A **                              67
         Alliance Quazar Fund                                                51
         Prudential World Fund, Inc. Global Series **                        38
         Cash and cash equivalents                                            4
                                                                 ---------------
      Total Investments, at fair value/contract value                 $  46,548
                                                                 ===============

      * Each of these funds represent 5% or more of the plan net assets available for benefits as of December 31, 1999.

      **  Investments in these funds represent party in interest



                                                                                Year Ended
                                                                               December 31,
                                                                                   1999
                                                                              ---------------
      Net realized and unrealized appreciation
        (depreciation) in investments:
           MFS Emerging Growth Fund                                             $   4,361
           Templeton Foreign Fund A                                                 1,069
           AIM Balanced Fund A                                                        711
           Norwest Stable Value Fund 65                                               495
           Prudential Stock Index Fund Z                                              476
           Fidelity Advisor Growth Opportunities Fund                                 222
           Prudential World Fund, Inc. Global Series                                   50
           Seligman Henderson Global Small Company Fund                                18
           Fidelity Advisor Strategic Opportunity Fund T                               11
           Alliance Quazar Fund                                                         6
           Prudential Equity Fund A                                                     4
           Prudential Global Growth Fund A                                            (1)
           Prudential Government Income Fund A                                        (4)
           Prudential High Yield Fund A                                              (14)
           Butler International, Inc. Common Stock                                (3,956)
                                                                           ---------------
      Total net realized and unrealized appreciation (depreciation)
               In investments                                                   $   3,448
                                                                           ===============

      Investment income:
           Interest                                                             $      53
           Dividends                                                                  379
                                                                           ---------------
              Total                                                              $    432
                                                                           ===============



SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
(In thousands except share data)
--------------------------------------------------------------------------------


                                                                                # of            Current
Description                                                                    Shares            Value
                                                                               ------            -----

Cash and Cash Equivalents:
     Cash                                                                                       $    4
                                                                                       ---------------

Investments in Common Stocks:
     Butler International, Inc.                                           583,554              $ 6,419
                                                                                       ---------------

Loans To Participants:
     Loans to Participants *                                                                  $    802
                                                                                       ---------------
Investments in Mutual Funds:
     MFS Emerging Growth Fund                                             190,987               12,718
     Norwest Stable Value FunD                                            317,777                8,829
     AIM Balanced Fund A                                                  155,172                5,072
     Fidelity Advisor Growth Opportunities Fund                            89,833                4,192
     Templeton Foreign Fund A                                             352,816                3,959
     Prudential Stock Index Fund Z                                        113,880                3,707
     Prudential Global Growth Fund A                                        8,106                  197
     Prudential Equity Fund A                                               8,200                  158
     Fidelity Advisor Strategic Opportunity Fund T                          6,523                  150
     Prudential High Yield Fund A                                          14,007                  103
     Seligman Henderson Global Small Company Fund                           4,286                   82
     Prudential Government Income Fund A                                    7,908                   67
     Alliance Quasar Fund                                                   1,792                   51
     Prudential World Fund, Inc. Global Series                              5,213                   38
                                                                                       ---------------
                                                                                              $ 39,323
                                                                                       ---------------
     Total                                                                                    $ 46,548
                                                                                       ===============



* Interest rates on loans to participants range between 7% and 10.25% and maturity dates range between January 2000 and August 2029.

                                                            EXHIBIT 1

INDEPENDENT AUDITORS' CONSENT
-----------------------------


We consent to the incorporation by reference in Registration Statements No. 333-69799, No. 69801, No. 333-22263, No. 33-58481 and No. 33-87012 on Form S-8,
Registration Statement No. 33-59427 on Form S-3 and Post-Effective Amendment No. 4 to Registration Statement No. 33-58278 on Form S-2 of our report dated June 23, 2000 appearing in this Annual Report on Form 11-K of the Butler International, Inc. 401(k) Plan for the year ended December 31, 1999.


/s/ Deloitte & Touche LLP
-------------------------
Parsippany, New Jersey
June 23, 2000

                                  SIGNATURES

         Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                          BUTLER INTERNATIONAL, INC.
                          --------------------------
                                 (Registrant)



June 28, 2000                            By:       /s/ Michael C. Hellriegel
                                                   --------------------------
                                                   Michael C. Hellriegel
                                                   Senior Vice President
                                                   and Chief Financial Officer